Exhibit 2.4

EXECUTION VERSION

TAX MATTERS AGREEMENT

by and among

ServiceMaster Global Holdings, Inc.,

The ServiceMaster Company, LLC,

TruGreen Holding Corporation

and

TruGreen Limited Partnership

Dated as of January 14, 2014

TABLE OF CONTENTS

		Page

ARTICLE I

DEFINITIONS

Section 1.01	General	2
Section 1.02	Additional Definitions	8

ARTICLE II

ALLOCATION, PAYMENT AND INDEMNIFICATION

Section 2.01	Responsibility for Taxes; Indemnification	9
Section 2.02	Preparation of Tax Returns	10
Section 2.03	Payment of Sales, Use or Similar Taxes	10
Section 2.04	Audits and Proceedings	10
Section 2.05	Carrybacks	11
Section 2.06	Refunds	11
Section 2.07	Earnings and Profits Allocation	11

ARTICLE III

TAX-FREE STATUS OF THE DISTRIBUTION

Section 3.01	Restrictions Relating to the Distribution	12
Section 3.02	Procedures Regarding Opinions and Rulings	13

ARTICLE IV

COOPERATION

Section 4.01	General Cooperation	14
Section 4.02	Retention of Records	15

ARTICLE V

MISCELLANEOUS

Section 5.01	Dispute Resolution	15
Section 5.02	Tax Sharing Agreements	16
Section 5.03	Survival of Covenants	16
Section 5.04	Entire Agreement	17

i

Section 5.05	No Third-Party Beneficiaries	17
Section 5.06	Coordination with the Employee Matters Agreement	17
Section 5.07	Miscellaneous	17

ii

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”), dated as of January 14, 2014, is by and among ServiceMaster Global Holdings, Inc., a Delaware corporation (“Distributing”), The ServiceMaster Company, LLC, a Delaware limited liability company (“SVM LLC”), TruGreen Holding Corporation, a Delaware corporation (“Controlled”) and TruGreen Limited Partnership, a Delaware limited partnership (“TG LP”).  Each of Distributing, SVM LLC and Controlled is sometimes referred to herein as a “Party” and, collectively, as the “Parties.”  Capitalized terms used and not otherwise defined herein are used as defined in Section 1.01.

WHEREAS, Distributing, through SVM LLC and certain of its other Subsidiaries, is currently engaged in the TG Business and the SVM Business;

WHEREAS, the Distributing Board of Directors has determined that it is in the best interests of Distributing, its stockholders and SVM LLC to separate the TG Business from Distributing and SVM LLC, which shall be owned, operated and conducted, directly or indirectly (including through TG LP), by Controlled;

WHEREAS, the parties have entered into the Separation and Distribution Agreement, pursuant to which (i) Distributing and its subsidiaries will undertake certain internal restructuring transactions, (ii) a wholly-owned indirect subsidiary of Distributing will contribute certain entities conducting the TG Business to Controlled and (iii) the common stock of Controlled will be distributed by Distributing’s subsidiaries to Distributing, and by Distributing to its stockholders on a pro rata basis;

WHEREAS, prior to consummation of the Distribution, Distributing was the common parent corporation of an affiliated group of corporations within the meaning of Section 1504 of the Code of which Controlled was a member;

WHEREAS, the Parties intend that, for federal income Tax purposes, the TG Operating Entities Contribution and the Distribution shall qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code that is tax-free to Distributing, Controlled and Distributing’s stockholders pursuant to Sections 355 and 361 and related provisions of the Code; and

WHEREAS, the Parties wish to (i) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes, and (ii) set forth certain covenants and indemnities relating to the preservation of the tax-free status of the the TG Operating Entities Contribution and the Distribution.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, each of the Parties covenants and agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.01                             General.  As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 5.01.

“Affiliate” has the meaning set forth in the Separation and Distribution Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York.

“Closing Date” means the date on which the Distribution occurs.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Controlled” has the meaning set forth in the preamble to this Agreement.

“Conversions” has the meaning set forth in the Separation and Distribution Agreement.

“Counsel” means Debevoise & Plimpton LLP.

“Distributing” has the meaning set forth in the preamble to this Agreement.

“Distributing Consolidated Return” shall mean any federal, state or local consolidated, combined or unitary Tax Return filed by any member of the SVM Group that includes any member of the TG Group.

“Distributing Disqualifying Action” means (i) any action (or the failure to take any action) within its control by Distributing or any member of the SVM Group (including entering into any agreement, understanding or arrangement or any negotiations within the meaning of Section 355(e) of the Code and Treasury Regulation Section

1.355-7, or any other regulations promulgated thereunder, with respect to any transaction or series of transactions) that, (ii) any event (or series of events) involving the capital stock of Distributing, any assets of Distributing or any assets of any member of the SVM Group that, (iii) any breach by Distributing or any member of the SVM Group of any representation or covenant made by them in this Agreement or the Existing Distributing Stockholders Agreement (as defined in the Separation and Distribution Agreement) as amended and restated in the manner contemplated by Section 3.2(a)(ix) of the Separation and Distribution Agreement that, or (iv) any action (or the failure to take any action) within its control by Distributing or any member of the SVM Group that would, or could reasonably be expected to, cause to be untrue any statement, information, covenant or representation in any of the Tax Materials and that, in each case, would adversely affect the Tax-Free Status of the Transactions; provided, however, the term Distributing Disqualifying Action shall not include any action (or non-action) described in the Separation and Distribution Agreement or any Ancillary Agreement or that is undertaken pursuant to the Internal Reorganization, the TG Operating Entities Contribution or the Distribution.

“Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Effective Time” has the meaning set forth in the Separation and Distribution Agreement.

“Due Date” means (i) with respect to a Tax Return, the date (taking into account all valid extensions) on which such Tax Return is required to be filed under applicable Law and (ii) with respect to a payment of Taxes, the date on which such payment is required to be made to avoid the incurrence of interest, penalties and/or additions to Tax.

“Employee Matters Agreement” means the Employee Matters Agreement by and among the Parties dated as of date hereof.

“Executive Committee” has the meaning set forth in the Separation and Distribution Agreement.

“Extraordinary Transaction” shall mean any action that is not in the Ordinary Course of Business, but shall not include any action that is undertaken pursuant to the Internal Reorganization, the TG Operating Entities Contribution, or the Distribution.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of (i) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, that resolves the entire Tax liability for any taxable period; (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax; or (iv) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.

“Income Taxes” means any Tax measured by reference to net income or profit; provided, however, that Income Taxes shall not include any Transaction Taxes.

“Indemnifying Party” means a Party from which another Party is entitled to seek indemnification pursuant to the provisions of Section 2.01.

“Indemnified Party” means a Party that is entitled to seek indemnification from another Party pursuant to the provisions of Section 2.01.

“Information” has the meaning set forth in Section 4.01.

“Information Request” has the meaning set forth in Section 4.01.

“Internal Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

“IRS Ruling” means the federal income tax ruling, and any supplements thereto, issued to Distributing by the IRS in connection with the Internal Reorganization, the TG Operating Entities Contribution, and the Distribution.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law).

“Opinion” means the opinion of Counsel with respect to certain Tax aspects of the TG Operating Entities Contribution and the Distribution.

“Ordinary Course of Business” means an action taken by a Person only if such action is taken in the ordinary course of the normal day-to-day operations of such Person.

“Party” has the meaning set forth in the preamble to this Agreement.

“Person” has the meaning set forth in the Separation and Distribution Agreement.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by the management or stockholders of Controlled, is a hostile acquisition, or otherwise, as a result of which Controlled would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from Controlled and/or one or more holders of outstanding shares of Controlled capital stock, as the case may be, a number of shares of Controlled capital stock that would, when combined with any other changes in ownership of Controlled capital stock pertinent for purposes of Section 355(e) of the Code, comprise 40% or more of (i) the value of all outstanding shares of stock of Controlled as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Controlled as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series.  Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (A) the adoption by Controlled of a stockholder rights plan, (B) issuances by Controlled of Controlled capital stock that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d) or (C) to the extent described in the IRS Ruling, any issuance by Controlled of Controlled capital stock to stockholders so long as stockholders that owned more than 50% of all outstanding shares of stock of Controlled immediately after the Distribution receive more than 50% of such issuance on a pro rata basis.  For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging stockholders.  This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.  Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Reportable Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 25% instead of 40%.

“Restriction Period” has the meaning set forth in Section 3.01(b).

“SAG” has the meaning ascribed to the term “separate affiliated group” in Section 355(b)(3)(B) of the Code.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement by and between the Parties dated as of January     , 2014.

“Subsidiary” has the meaning set forth in the Separation and Distribution Agreement.

“SVM Business” has the meaning set forth in the Separation and Distribution Agreement.

“SVM Group” has the meaning set forth in the Separation and Distribution Agreement.

“SVM LLC” has the meaning set forth in the preamble to this Agreement.

“SVM Parties” means Distributing and SVM LLC.

“Tax” means (i) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any Taxing Authority, including income, gross receipts, excise, property, sales, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added and other taxes of any kind whatsoever, (ii) any interest, penalties or additions attributable thereto and (iii) all liabilities in respect of any items described in clause (i) or (ii) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Tax Detriment” shall mean an increase in the Tax liability (or reduction in refund or credit or item of deduction or expense) of a taxpayer for any taxable period.

“Tax-Free Status of the Transactions” means the tax-free treatment accorded to the TG Operating Entities Contribution and the Distribution as set forth in the IRS Ruling and the Opinion.

“Taxing Authority” means any U.S. federal, state or local or foreign governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Tax Item” shall mean any item of income, gain, loss, deduction, expense or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Materials” means (i) the IRS Ruling, (ii) the Opinion, (iii) each submission to the IRS in connection with the IRS Ruling, (iv) the representation letter from Distributing addressed to Counsel supporting the Opinion, (v) the representation letter from Controlled addressed to Counsel supporting the Opinion and (vi) any other materials delivered or deliverable by Distributing or Controlled in connection with the rendering by Counsel of the Opinion and the issuance by the IRS of the IRS Ruling.

“Tax Matter” has the meaning set forth in Section 4.01.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) supplied or required to be supplied to, or filed with, a Taxing Authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax and any amended Tax return or claim for refund.

“Tax Notice” has the meaning set forth in Section 2.04.

“TG Business” has the meaning set forth in the Separation and Distribution Agreement.

“TG Disqualifying Action” means (i) any action (or the failure to take any action) within its control by Controlled or any member of the TG Group (including entering into any agreement, understanding or arrangement or any negotiations within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, with respect to any transaction or series of transactions) that, (ii) any event (or series of events) involving the capital stock of Controlled, any assets of Controlled or any assets of any member of the TG Group that, (iii) any breach by Controlled or any member of the TG Group of any representation or covenant made by them in this Agreement or the Controlled Stockholders Agreement (as defined in the Separation and Distribution Agreement) that, or (iv) any action (or the failure to take any action) within its control by Controlled or any member of the TG Group that would, or could reasonably be expected to, cause to be untrue any statement, information, covenant or representation in any of the Tax Materials and that, in each case, would adversely affect the Tax-Free Status of the Transactions; provided, however, the term TG Disqualifying Action shall not include (A) any Distributing Disqualifying Action, (B) any action (or non-action) described in the Separation and Distribution Agreement or any Ancillary Agreement or that is undertaken pursuant to the Internal Reorganization, the TG Operating Entities Contribution or the Distribution or (C) to the extent described in the IRS Ruling, any issuance by Controlled of Controlled capital stock to stockholders so long as stockholders that owned more than 50% of all outstanding shares of stock of Controlled immediately after the Distribution receive more than 50% of such issuance on a pro rata basis.

“TG Group” has the meaning set forth in the Separation and Distribution Agreement.

“TG LP” has the meaning set forth in the preamble to this Agreement.

“TG Operating Entities Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“TG Parties” means Controlled and TG LP.

“Transaction Taxes” shall mean (i) any Tax or Tax Detriment resulting from any income or gain recognized by Distributing, Controlled or their Affiliates as a result of the TG Operating Entities Contribution or the Distribution failing to qualify for tax-free treatment under Sections 355 and 368 and related provisions of the Code or corresponding provisions of other applicable Tax Laws and (ii) any Tax resulting from any income or gain recognized by Distributing or its Affiliates under Treasury Regulation Section 1.1502-13 or 1.1502-19 (or any corresponding provisions of other applicable Tax Laws) as a result of the TG Operating Entities Contribution, or the Distribution.

“Transfer Taxes” means all sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar Taxes imposed on the Internal Reorganization, the TG Operating Entities Contribution or the Distribution.

“Treasury Regulations” means the final and temporary (but not proposed) income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unqualified Tax Opinion” means a “will” opinion, without substantive qualifications, of a nationally-recognized law firm to the effect that a transaction will not affect the Tax-Free Status of the Transactions.  For the avoidance of doubt, Counsel is a nationally-recognized law firm.

“U.S.” means the United States of America.

Section 1.02                             Additional Definitions.  Capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Separation and Distribution Agreement.

ARTICLE II

ALLOCATION, PAYMENT AND INDEMNIFICATION

Section 2.01                             Responsibility for Taxes; Indemnification.

(a)                                 The SVM Parties shall indemnify and hold harmless the TG Group for all Tax Detriments (and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, incurred in connection therewith) attributable to (i) any Income Taxes of Distributing or any member of the SVM Group for which the TG Group is liable by reason of the TG Group being severally liable for such Taxes pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of state or local Law; (ii) all Transaction Taxes, except as otherwise specifically provided in Section 2.01(b)(iii); (iii) any Transfer Taxes in accordance with Section 2.03; (iv) any Taxes of the TG Group resulting from the breach of any obligation or covenant of Distributing under this Agreement; (v) any Income Taxes of the SVM Group or the TG Group for any Pre-Closing Period reflected or required to be reflected on a Distributing Consolidated Return and (vi) any Taxes of the SVM Group for any Post-Closing Period.

(b)                                 The TG Parties shall indemnify and hold harmless the SVM Group for all Tax Detriments (and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, incurred in connection therewith) attributable to (i) any Taxes of the TG Group or attributable to the TG Business other than Taxes described in Section 2.01(a); (ii) any Taxes of the SVM Group resulting from the breach of any obligation or covenant of Controlled under this Agreement and (iii) Transaction Taxes or Transfer Taxes, but only to the extent such Transaction Taxes or Transfer Taxes arise from (x) a breach by Controlled or any of its Affiliates of the covenants under Article III or (y) a TG Disqualifying Action.

(c)                                  For purposes of this Article II, any liability for Taxes attributable to a taxable period that begins before and ends after the Closing Date shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (i) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (ii) in the case of all other Taxes, on the basis of a closing of the books as of the close of business on the Closing Date.

(d)                                 If an Indemnifying Party is required to indemnify an Indemnified Party pursuant to this Section 2.01, the Indemnified Party shall submit its calculations of the amount required to be paid pursuant to this Section 2.01, showing such calculations in sufficient detail so as to permit the Indemnifying Party to understand the calculations. Subject to the following sentence, the Indemnifying Party shall pay to the Indemnified Party, no later than ten (10) Business Days after the Indemnifying Party receives the Indemnified Party’s calculations, the amount that the Indemnifying Party is required to pay the Indemnified Party under this Section 2.01.  If the Indemnifying Party disagrees with such calculations, it must notify the Indemnified Party of its disagreement in writing within ten (10) Business Days of receiving such calculations, in which case no payment shall be made until the disagreement is resolved in accordance with the provisions of this Agreement.

(e)                                  All indemnity payments pursuant to this Section 2.01 shall be treated as relating to periods ending on or prior to the Distribution Effective Time and shall be treated for all tax purposes as (i) an adjustment to the amount of cash contributed to Controlled pursuant to Section 2.1 of the Separation and Distribution Agreement and (ii) to the extent the aggregate net indemnity payments to the SVM Group and its Affiliates would exceed the amount of such contributed cash, as a distribution with respect to stock of Controlled.

Section 2.02                             Preparation of Tax Returns.

(a)                                 Distributing shall prepare and timely file (taking into account applicable extensions) all Distributing Consolidated Returns, and shall pay all Taxes (subject to any indemnification rights it may have against Controlled) and shall be entitled to all refunds shown to be due and payable on such Tax Returns.

(b)                                 Unless otherwise required by a Taxing Authority, the Parties agree to prepare and file all Tax Returns, and to take all other actions, in a manner consistent with this Agreement.

(c)                                  Notwithstanding anything to the contrary in this Agreement, for all Tax purposes, the parties shall report any Extraordinary Transactions that are caused or permitted by Controlled or any of its Subsidiaries on the Closing Date after the completion of the Distribution as occurring on the day after the Closing Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of state, local or foreign Law.  Distributing shall not make a ratable allocation election pursuant to Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) or any similar or analogous provision of Law.

Section 2.03                             Payment of Sales, Use or Similar Taxes.  Subject to Section 2.01(b), all Transfer Taxes shall be borne solely by the SVM Parties.  Notwithstanding anything in this Section 2.03 to the contrary, the Party required by applicable Law shall remit payment for any Transfer Taxes and duly and timely file such Tax Returns, subject to any indemnification rights it may have against the other Parties, which shall be paid in accordance with Section 2.01(d).  Controlled, Distributing, SVM LLC and their respective Affiliates shall cooperate in (i) determining the amount of such Taxes, (ii) providing all requisite exemption certificates and (iii) preparing and timely filing any and all required Tax Returns for or with respect to such Taxes with any and all appropriate Taxing Authorities.

Section 2.04                             Audits and Proceedings. Notwithstanding any other provision hereof, if after the Closing Date, an Indemnified Party or any of its Affiliates receives any notice, letter, correspondence, claim or decree from any Taxing Authority (a “Tax Notice”) and, upon receipt of such Tax Notice, believes it has suffered or potentially could suffer any Tax liability for which it is indemnified pursuant to Section 2.01, the

Indemnified Party shall promptly deliver such Tax Notice to the applicable Indemnifying Party; provided, however, that the failure of the Indemnified Party to provide the Tax Notice to the Indemnifying Party shall not affect the indemnification rights of the Indemnified Party pursuant to Section 2.01, except to the extent that the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to deliver such Tax Notice.  The Indemnifying Party shall have the right to handle, defend, conduct and control, at its own expense, any Tax audit or other proceeding that relates to such Tax Notice; provided, however, that, in all events, Distributing shall have the right to handle, defend, conduct and control, at its own expense, any Tax audit or proceeding relating to Transaction Taxes and Transfer Taxes.  Neither the SVM Parties nor the TG Parties shall compromise or settle any such Tax audit or other proceeding that it has the authority to control pursuant to the preceding sentence without the consent of the other Parties, which consent shall not be unreasonably withheld.  If the SVM Parties or the TG Parties have the authority to control and fail within a reasonable time after notice to defend any such Tax Notice or the resulting audit or proceeding as provided herein, such Parties shall be bound by the results obtained by the other Parties in connection therewith.  The Indemnifying Party shall pay to the Indemnified Party the amount of any Tax liability within fifteen (15) days after a Final Determination of such Tax liability.

Section 2.05                             Carrybacks, etc.  To the extent permitted by applicable Law, neither Controlled nor any of its Affiliates shall carry back any federal income Tax Item to a Pre-Closing Period.  Controlled will not, and will not permit its subsidiaries to, take any action with respect to any Pre-Closing Period of any Subsidiary that is treated as a partnership for income tax purposes that would increase the Income Taxes for which the SVM Parties are responsible under Section 2.01 without the prior written consent of Distributing and SVM LLC.

Section 2.06                             Refunds.  Any refund or credit of Income Tax received from a Taxing Authority by any member of the SVM Group or the TG Group reflected or required to be reflected on a Distributing Consolidated Return shall be the property of the SVM Group, regardless of whether all or any portion of such refund or credit is attributable to the TG Business.

Section 2.07                             Earnings and Profits Allocation.  Distributing will advise Controlled in writing of the decrease in Distributing earnings and profits attributable to the Distribution under Section 312(h) of the Code on or before the first anniversary of the Distribution.

ARTICLE III

TAX-FREE STATUS OF THE DISTRIBUTION

Section 3.01                             Restrictions Relating to the Distribution.

(a)                                 General.  Controlled shall not, and shall not permit any member of the TG Group, to take or fail to take any action that constitutes a TG Disqualifying Action.

(b)                                 Restrictions.  Prior to the first day following the second anniversary of the Distribution (the “Restriction Period”), Controlled:

(i)                                     shall continue and cause to be continued the active conduct of the TG Business, in each case taking into account Section 355(b)(3) of the Code, in all cases as conducted immediately prior to the Distribution.

(ii)                                  shall not voluntarily dissolve or liquidate (including any action that is a liquidation for federal income Tax purposes).

(iii)                               shall not (A) enter into any Proposed Acquisition Transaction or, to the extent Controlled has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (B) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, (C) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (D) merge or consolidate with and into any other Person or (E) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Tax Materials) that in the aggregate (and taking into account any other transactions described in this Section 3.01(b)(iii)) would be reasonably likely to have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in Controlled or otherwise jeopardize the Tax-Free Status of the Transactions.

(iv)                              shall not, and shall not permit any member of its SAG to, sell, transfer, or otherwise dispose of or agree to sell, transfer or otherwise dispose (including in any transaction treated for federal income tax purposes as a sale, transfer or disposition) of assets (including any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than 30% of the consolidated gross assets of Controlled and members of its SAG.  The foregoing sentence shall not apply to (A) sales, transfers, or dispositions of assets in the Ordinary Course of Business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (C) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes or to Controlled or another member of its SAG or (D) any mandatory or optional repayment (or pre-payment) of any indebtedness of Controlled (or any member of its SAG).  The percentage of consolidated gross assets of Controlled and its SAG sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Controlled and the members of its SAG as of the Closing Date.  For purposes of this Section 3.01(b)(iv), a merger or consolidation of Controlled (or a member of its SAG) with and into any Person shall constitute a disposition of all of the assets of Controlled or such member.

(c)           Notwithstanding the restrictions imposed by Section 3.01(b), during the Restriction Period, Controlled may proceed with any of the actions or transactions described therein, if (x) Controlled first obtains (at its expense) an Unqualified Tax Opinion reasonably acceptable to Distributing and SVM LLC to the effect that such action or transaction will not affect the Tax-Free Status of the Transactions or (y) at Controlled’s request, Distributing (at the expense of Controlled) obtains a supplemental ruling from the IRS, that such action or transaction will not affect the Tax-Free Status of the Transactions, unless Distributing and SVM LLC shall have waived in writing the requirement to obtain such ruling or opinion.  In no event shall Distributing be required to file any such ruling request unless Controlled represents that (i) it has read such ruling request, and (ii) all information and representations, if any, relating to any member of the TG Group contained in such ruling request documents are (subject to any qualifications therein) true, correct and complete.  During the Restriction Period, Controlled shall provide all information reasonably requested by Distributing relating to any transaction involving an acquisition (directly or indirectly) of Controlled stock within the meaning of Section 355(e) of the Code.

(d)           Certain Issuances of Capital Stock.  If Controlled proposes to enter into any Reportable Acquisition Transaction or, to the extent Controlled has the right to prohibit any Reportable Acquisition Transaction, proposes to permit any Reportable Acquisition Transaction to occur, in each case, during the Restriction Period, Controlled shall provide Distributing, no later than ten (10) days following the signing of any written agreement with respect to any Reportable Acquisition Transaction, with a written description of such transaction (including the type and amount of capital stock to be issued in such transaction).

(e)           Tax Reporting.  Each of Distributing, SVM LLC, Controlled and TG LP covenants and agrees that it will not take, and will cause its respective Affiliates to refrain from taking, any position on any income or franchise Tax Return that is inconsistent with the Tax-Free Status of the Transactions.

Section 3.02  Procedures Regarding Opinions and Rulings.

(a)           Distributing shall have the right to obtain a supplemental ruling or an Unqualified Tax Opinion at any time in its sole and absolute discretion.  If Distributing determines to obtain such ruling or opinion, Controlled shall (and shall cause each member of the TG Group to) cooperate with Distributing and take any and all actions reasonably requested by Distributing in connection with obtaining such ruling or opinion (including by making any representation or reasonable covenant or providing any materials requested by the IRS or the law firm issuing such opinion); provided, however, that Controlled shall not be required to make (or cause any member of the TG Group to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control.  In connection with obtaining such ruling, Distributing shall apply for such ruling and shall have sole and exclusive control over the process of obtaining such ruling.  Distributing and Controlled shall each bear its own costs and expenses in obtaining a ruling or Unqualified Tax Opinion requested by Distributing.

(b)           Except as provided in Sections 3.01(c) and 3.02(a), neither Controlled nor any member of the TG Group shall seek any guidance from the IRS or any other Taxing Authority (whether written, verbal or otherwise) at any time concerning the Internal Reorganization, the TG Operating Entities Contribution or Distribution (including the impact of any transaction on the Internal Reorganization, the TG Operating Entities Contribution or Distribution).

ARTICLE IV

COOPERATION

Section 4.01          General Cooperation.  The Parties shall each cooperate fully (and each shall cause their respective Subsidiaries to cooperate fully) with all reasonable requests in writing (“Information Request”) from another Party hereto, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of Tax Returns, claims for Tax refunds, Tax proceedings, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of any of the Parties or their respective Subsidiaries covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”).  Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter (“Information”) and shall include, at each Party’s own cost:

(a)           the provision of any Tax Returns of the Parties and their respective Subsidiaries, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(b)           the execution of any document (including any power of attorney) in connection with any Tax proceedings of any of the Parties or their respective Subsidiaries, or the filing of a Tax Return or a Tax refund claim of the Parties or any of their respective Subsidiaries;

(c)           the use of the Party’s commercially reasonable efforts to obtain any documentation in connection with a Tax Matter; and

(d)           the use of the Party’s commercially reasonable efforts to obtain any Tax Returns (including accompanying schedules, related work papers, and documents), documents, books, records or other information in connection with the filing of any Tax Returns of any of the Parties or their Subsidiaries.

Each Party shall make its employees, advisors, and facilities available, without charge, on a reasonable and mutually convenient basis in connection with the foregoing matters.

Section 4.02          Retention of Records.  Each Party shall retain or cause to be retained all Tax Returns, schedules and workpapers, and all material records or other documents relating thereto in their possession that have not previously been provided to the other Party or Parties, until sixty (60) days after the expiration of the applicable statute of limitations (including any waivers or extensions thereof) of the taxable periods to which such Tax Returns and other documents relate or until the expiration of any additional period that any Party reasonably requests, in writing, with respect to specific material records or documents.  A Party intending to destroy any material records or documents shall provide the other Parties with reasonable advance notice and the opportunity to copy or take possession of such records and documents.  The Parties hereto will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

ARTICLE V

MISCELLANEOUS

Section 5.01          Dispute Resolution.

(a)           Any dispute as to matters covered by this Agreement shall be submitted to the Executive Committee, and the Executive Committee shall seek to resolve such dispute through informal good faith negotiation.  In the event the Executive Committee fail to meet or, if they meet, fail to resolve the dispute within 10 Business Days, then the claiming Party will provide the other Parties with a written “Notice of Dispute,” describing (i) the issues in dispute and such Party’s position thereon, (ii) a summary of the evidence and arguments supporting such Party’s positions, (iii) a summary of the negotiations that have taken place to date and (iv) the name and title of the senior executives or their respective designees who will represent each Party.  The senior executives or their respective designees designated in such Notice of Dispute shall meet in person or by telephone as often as reasonably necessary to resolve the dispute and shall confer in a good faith effort to resolve the dispute.  If such senior executives or their respective designees decline to meet within the allotted time, or if they meet, fail to resolve the dispute within 20 Business Days after receipt of the Notice of Dispute, then any Party may pursue the remedy set forth in Section 5.01(b).

(b)           If the procedures set forth in Section 5.01(a) have been followed with respect to a dispute and such dispute remains unresolved, the Parties shall appoint PricewaterhouseCoopers LLP to resolve any dispute as to matters covered by this Agreement (the “Accounting Firm”); provided however, that if PricewaterhouseCoopers LLP cannot to be so appointed, Distributing shall select another nationally recognized accounting firm to act as the Accounting Firm, subject to the consent of Controlled, not to be unreasonable withheld.  In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by the Parties and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor only of either the SVM Parties or the TG Parties.  The Parties shall require the Accounting Firm to resolve all disputes no later than thirty (30) days after the submission of such dispute to the Accounting Firm, but in no event later than the Due Date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Accounting Firm with respect thereto shall be final, conclusive and binding on the Parties.  The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with the past practices prior to the Distribution Effective Date of Distributing and its Subsidiaries, except as otherwise required by applicable Law.  Unless otherwise agreed by the Parties, the Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination.  The fees and expenses of the Accounting Firm shall be paid by the non-prevailing Parties.

Section 5.02          Tax Sharing Agreements.  All Tax sharing, indemnification and similar agreements, written or unwritten, as between Distributing, SVM LLC or another member of the SVM Group, on the one hand, and Controlled, TG LP or another member of the TG Group, on the other (other than this Agreement, the Separation and Distribution Agreement and any other Ancillary Agreement), shall be or shall have been terminated no later than the Distribution Effective Time and, after the Distribution Effective Time, none of Distributing, SVM LLC or another member of the SVM Group, or Controlled, TG LP or another member of the TG Group shall have any further rights or obligations under any such Tax sharing, indemnification or similar agreement.

Section 5.03          Survival of Covenants.  Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Effective Time and remain in full force and effect in accordance with their applicable terms; provided, however, that all indemnification for Taxes shall survive until sixty (60) days following the expiration of the applicable statute of limitations (taking into account all extensions thereof), if any, of the Tax that gave rise to the indemnification; provided, further, that, in the event that notice for indemnification has been given within the applicable survival period, such indemnification shall survive until such time as such claim is finally resolved.

Section 5.04          Entire Agreement.  Except as otherwise expressly provided in this Agreement, this Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties hereto with respect to the subject matter of this Agreement.  In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Separation and Distribution Agreement, the provisions of this Agreement shall govern and control.

Section 5.05          No Third-Party Beneficiaries.  Except as provided in Article II with respect to indemnified Parties, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

Section 5.06          Coordination with the Employee Matters Agreement.  To the extent any covenants or agreements between the Parties with respect to employee withholding Taxes or Tax Items relating to the compensation of employees are set forth in the Employee Matters Agreement, such Taxes or Tax Items shall be governed exclusively by the Employee Matters Agreement and not by this Agreement.

Section 5.07          Miscellaneous.  Section 13.1 (Amendment and Termination), Section 13.2 (Effect of Termination), Section 14.3 (Counterparts), Section 14.4 (Notices), Section 14.6 (Severability), Section 14.8 (Assignment), Section 14.10 (Governing Law), Section 14.11 (Headings), Section 14.12 (Interpretation), Section 14.13 (Specific Performance), Section 14.16 (Waiver) and Section 14.17 (Counterparts; Facsimile Signatures) of the Separation Agreement are incorporated by reference herein, mutatis mutandis.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SERVICEMASTER GLOBAL HOLDINGS, INC.

By:	/s/ Alan J. M. Haughie
	Name:	Alan J. M. Haughie
	Title:	Chief Financial Officer

THE SERVICEMASTER COMPANY, LLC

By:	/s/ Alan J. M. Haughie
	Name:	Alan J. M. Haughie
	Title:	Senior Vice President and Chief Financial Officer

TRUGREEN HOLDING CORPORATION

By:	/s/ David W. Martin
	Name:	David W. Martin
	Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Tax Matters Agreement]